REPUBLIC COMPANIES GROUP, INC.

5525 Lyndon B. Johnson Freeway

Dallas, Texas 75240

July 29, 2005

Via EDGAR and facsimile: (202) 772-9217

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes

Re:	Republic Companies Group, Inc.

Registration Statement on Form S-1, File No. 333-124758

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Republic Companies Group, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective time of its Registration Statement on Form S-1, as amended (File No. 333-124758), to August 2, 2005 at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (972) 788-6100 or Michael Mayes of Vinson & Elkins LLP at (214) 220-7837.

Very truly yours,

REPUBLIC COMPANIES GROUP, INC.

By:	/s/ MICHAEL E. DITTO
Name:	Michael E. Ditto
Title:	Vice President and General Counsel